Exhibit 99.1

PRESS RELEASE FOR IMMEDIATE RELEASE

InterOil Sets Third Quarter 2014 Results

Conference Call Date

Singapore and Port Moresby, November 6, 2014: InterOil Corporation (NYSE, POMSoX: IOC) announced that it will release financial and operating results for the third quarter before the market opens for trading on Friday, November 14, 2014 with full text of the news release and accompanying financials available on the company’s website at www.interoil.com. A conference call will be held on Friday, November 14, 2014 at 8:00 a.m. US Eastern (9:00 p.m. Singapore) to discuss the financial and operating results, as well as the company’s outlook.

The conference call can be heard through a live audio web cast on the company’s website at www.interoil.com or accessed by dialing (800) 230-1074 in the US, or +1 (612) 288-0340 from outside the US. A replay of the broadcast will be available soon afterwards on the website.

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InterOil Corporation

Winsland House II, 163 Penang Road #06-02, Singapore 238463

T: +65 6507 0200 F: +65 6507 0201 W: www.interoil.com

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About InterOil

InterOil Corporation is an independent oil and gas business with a primary focus on Papua New Guinea. InterOil’s assets include one of Asia’s largest undeveloped gas fields, Elk-Antelope, in the Gulf Province, and exploration licences covering about 16,000sqkm. The company employs more than 2000 staff and contractors. Its main offices are in Singapore and Port Moresby. InterOil is listed on the New York and Port Moresby stock exchanges.

Investor Contacts

Singapore	Singapore	United States
Michael Lynn Senior Vice President Investor Relations	David Wu Vice President Investor Relations	Meg LaSalle Investor Relations Coordinator
T: +65 6507 0222 E: michael.lynn@interoil.com	T: +65 6507 0222 E: david.wu@interoil.com	T: +1 281 292 1800 E: meg.lasalle@interoil.com

Media Contacts

Singapore	Australia
Robert Millhouse Vice President Corporate Affairs	John Hurst Cannings Corporate Communications
T: +65 6507 0222 E: robert.millhouse@interoil.com	T: +61 418 708 663 E: jhurst@cannings.net.au

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